SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Cape Fear Bank Corporation
(Name of Issuer)
Common Stock, Par Value $3.50
(Title of Class of Securities)
139380109
(CUSIP Number)
Michael G. Keeley, Esq.
Hunton & Williams LLP
1445 Ross Ave. Suite 3700
Dallas, Texas 75202
(214) 468-3345
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
November 20, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Maurice J. Koury

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

	PF, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER

NUMBER OF		111,022

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		243,898

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		111,022

WITH	10	SHARED DISPOSITIVE POWER

		243,898

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	243,898

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

	11: 6.47% (1)

14	TYPE OF REPORTING PERSON (See Instructions):

	IN
(1) Based on 3,766,295 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of November 9, 2007, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended September 30, 2007.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): The Maurice and Ann Koury Charitable Trust 20-6718747

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	7	SOLE VOTING POWER

NUMBER OF		127,626

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		127,626

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

127,626

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

11: 3.4% (2)

14	TYPE OF REPORTING PERSON (See Instructions):

00
(2) Based on 3,766,295 shares of common stock of the Company issued and outstanding as of November 9, 2007, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended September 30, 2007.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): The Maurice J. Koury Foundation, Inc. 56-1781568

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	7	SOLE VOTING POWER

NUMBER OF		5,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,250

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

11: 0.1% (3)

14	TYPE OF REPORTING PERSON (See Instructions):

CO
(3) Based on 3,766,295 shares of common stock of the Company issued and outstanding as of November 9, 2007, as set forth in the Company’s Quarterly Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the quarterly period ended September 30, 2007.

SCHEDULE 13D
     This amendment number 3 (“Amendment No. 3”) amends the Schedule 13D previously filed on October 3, 2007 and amended by Amendment No. 1 filed on October 26, 2007 and Amendment No. 2 filed on November 16, 2007 (as amended, the “Schedule”) on behalf of the Reporting Persons with respect to the Reporting Persons’ beneficial ownership of shares of common stock, par value $3.50 per share, of Cape Fear Bank Corp., a North Carolina corporation (the “Company”). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 3 speaks only as of its date. The Schedule is amended only to the extent set forth herein.
Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate purchase price of the shares covered by this Amendment No. 3 is approximately $169,950. The purchases by Mr. Koury were made from personal funds and a line of credit from a bank, as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, in the ordinary course of business.
Item 4. Purpose of the Transaction.
     The shares covered by this statement were acquired for investment purposes. The Reporting Persons may decide, jointly or individually, to purchase additional shares of the Company. In addition, the Reporting Persons, jointly or individually, may dispose of any or all shares of the Company in any manner permitted by applicable securities laws.
     On November 20, 2007, Mr. Koury, as a representative of the Reporting Persons, filed a demand letter with the Secretary of the Company, pursuant to Section 55-16-02(c) of the North Carolina Business Corporation Act, to inspect certain books, records and documents of the Company, principally lists of record and beneficial holders of the Company’s stock. A copy of the demand letter is attached hereto as Exhibit 6 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.
     (a) As of the close of business on November 20, 2007, Mr. Koury individually holds 111,022 shares representing approximately 2.95% of the Company’s common stock, the Trust holds 127,626 shares representing 3.39% of the Company’s common stock and the Foundation holds 5,250 shares representing 0.14% of the Company’s outstanding common stock. Accordingly, the Reporting Persons owned beneficially an aggregate of 243,898 shares of Company common stock, representing an approximately 6.47% of the Company’s issued and outstanding common stock as of November 9, 2007.
     (b) Mr. Koury, individually, in his capacity as a trustee of the Trust and as Chairman of the Board of Directors of the Foundation, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 243,898 shares of common stock of the Company representing approximately 6.47% of the Company’s outstanding common stock as of November 9, 2007.
     (c) The schedule below lists purchasers of the Company’s common stock by the Reporting Persons subsequent to those transactions previously reported on the Schedule. All such purchases were made in open market transactions.  Except as previously disclosed or as disclosed in this Item 5, none of the Reporting Persons has effected transactions in the Company’s common stock.

Date	Number of Shares	Price Per Share	Purchased By
11/7/07	5,000	$10.30	Koury
11/12/07	5,000	$10.30	Koury
11/14/07	6,500	$10.30	Koury

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.*	Joint Filing Agreement, dated October 3, 2007, by Maurice J. Koury, Maurice and Ann Koury Charitable Trust and the Maurice J. Koury Foundation, Inc.

Exhibit 2.*	Promissory Note, dated August 21, 2007

Exhibit 3.*	Letter, dated September 26, 2007, to John Cameron Coburn (Chairman, President and CEO) and Walter Lee Crouch Jr. (Vice Chairman)

Exhibit 4.**	Letter, dated October 24, 2007, to John Cameron Coburn (Chairman, President and CEO)

Exhibit 5.†	Letter, dated November 6, 2007, to John Cameron Coburn (Chairman, President and CEO)

Exhibit 6.	Letter, dated November 20, 2007, to Secretary of Cape Fear Bank Corp. demanding to inspect certain books and records of Cape Fear Bank Corp.

*   Previously filed on Schedule 13D, filed on October 3, 2007.
**   Previously filed on Amendment No. 1 to Schedule 13D, filed on October 26, 2007.
†    Previously filed on Amendment No. 2 to Schedule 13D, filed on November 16, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2007.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Individually

Date: November 30, 2007.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Trustee of the Maurice and
Ann Koury Charitable Trust

Date: November 30, 2007.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Chairman of the Board of
the Maurice J. Koury Foundation, Inc.